UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2016
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

TEEKAY TANKERS LTD.
June 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
REVENUES
Net pool revenues (note 12a)	90,446	90,979	201,252	171,488
Time charter revenues (note 12a)	22,621	13,886	45,608	28,048
Voyage charter revenues	16,025	7,297	36,574	14,825
Other revenues (notes 6 and 16)	10,529	(879)	21,137	4,445
Total revenues	139,621	111,283	304,571	218,806

Voyage expenses (note 12a)	(9,758)	(3,613)	(22,581)	(7,511)
Vessel operating expenses (note 12a)	(46,389)	(27,846)	(91,462)	(51,818)
Time-charter hire expense (note 12a)	(15,913)	(16,793)	(36,629)	(31,796)
Depreciation and amortization	(25,621)	(16,012)	(52,688)	(30,468)
General and administrative expenses (note 12a)	(4,769)	(3,211)	(10,202)	(6,682)
Asset impairment (note 13)	(6,420)	—	(6,420)	—
Restructuring charges (note 16)	—	879	—	(4,445)
Income from operations	30,751	44,687	84,589	86,086

Interest expense	(7,341)	(3,181)	(15,612)	(5,651)
Interest income	26	8	52	39
Realized and unrealized (loss) gain on derivative instruments (note 8)	(3,750)	523	(11,531)	(1,064)
Equity income (note 5)	4,740	3,587	8,554	6,169
Other expense (note 9)	(1,940)	(474)	(4,586)	(453)
Net income	22,486	45,150	61,466	85,126

Per common share amounts (note 14)
- Basic earnings per share	0.14	0.38	0.39	0.72
- Diluted earnings per share	0.14	0.38	0.39	0.72
- Cash dividends declared	0.09	0.03	0.09	0.06

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	156,208,917	116,150,985	156,146,287	115,600,570
- Diluted	156,446,895	116,725,428	156,469,816	116,182,250
Related party transactions (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 3)
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2016	December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	58,018	96,417
Restricted cash	1,000	870
Pool receivable from affiliates, net (note 12b)	30,396	62,735
Accounts receivable	43,611	28,313
Vessel held for sale (note 13)	14,000	—
Due from affiliates (note 12b)	80,075	67,159
Current portion of derivative assets	1,345	—
Prepaid expenses	22,736	24,320
Total current assets	251,181	279,814
Vessels and equipment
At cost, less accumulated depreciation of $432.5 million (2015 - $391.0 million)	1,706,288	1,767,925
Investment in and advances to equity accounted investments (note 5)	77,862	86,808
Derivative assets (note 8)	916	5,164
Intangible assets - net (note 17)	19,342	29,619
Goodwill (note 17)	8,059	—
Other non-current assets	82	146
Total assets	2,063,730	2,169,476
LIABILITIES AND EQUITY
Current
Accounts payable	10,784	16,717
Accrued liabilities	47,121	62,029
Current portion of long-term debt (note 7)	151,761	174,047
Current portion of derivative liabilities (note 8)	3,248	6,330
Current portion of in-process revenue contracts (notes 6 and 16)	—	1,223
Deferred revenue	475	2,676
Due to affiliates (note 12b)	15,409	26,630
Total current liabilities	228,798	289,652
Long-term debt (note 7)	892,509	990,558
Derivative liabilities (note 8)	5,177	4,208
Other long-term liabilities (note 9)	11,929	7,597
Total liabilities	1,138,413	1,292,015
Commitments and contingencies (notes 5, 7 and 8)
Equity
Common stock and additional paid-in capital (300.0 million shares authorized, 133.1 million Class A and 23.2 million Class B shares issued and outstanding as of June 30, 2016 and 132.8 million Class A and 23.2 million Class B shares issued and outstanding as of December 31, 2015)	1,095,322	1,094,874
Accumulated deficit	(170,005)	(217,413)
Total equity	925,317	877,461
Total liabilities and equity	2,063,730	2,169,476
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 3)
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	61,466	85,126
Non-cash items:
Depreciation and amortization	52,688	30,468
Asset impairment (note 13)	6,420	—
Unrealized loss (gain) on derivative instruments	789	(3,852)
Equity income	(8,554)	(6,169)
Other	5,996	761
Change in operating assets and liabilities	(12,402)	(11,391)
Expenditures for dry docking	(2,810)	(4,030)
Net operating cash flow	103,593	90,913

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	849,728	222,435
Repayments of long-term debt	(82,410)	(13,184)
Prepayment of long-term debt	(890,091)	(191,592)
Repayment of long-term debt of Entities under Common Control (note 3)	—	(2,647)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	1,015
Net advances to affiliates (note 3)	—	(2,076)
Cash dividends paid	(32,782)	(6,909)
Proceeds from equity offerings, net of offering costs	—	50,928
Net financing cash flow	(155,555)	57,970

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,937)	(228,359)
Loan repayments from equity accounted investment	2,500	—
Return of capital from (investment in) Teekay Tanker Operations Ltd. (note 5c)	15,000	(239)
Net investing cash flow	13,563	(228,598)

Decrease in cash and cash equivalents	(38,399)	(79,715)
Cash and cash equivalents, beginning of the period	96,417	162,797
Cash and cash equivalents, end of the period	58,018	83,082
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2015	156,031	1,032,239	62,635	(217,413)	877,461
Net income	—	—	—	61,466	61,466
Dividends declared	—	—	—	(14,058)	(14,058)
Equity-based compensation (note 11)	253	448	—	—	448
Balance as at June 30, 2016	156,284	1,032,687	62,635	(170,005)	925,317
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2015. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Company January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017 with early adoption permitted. The Company expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statement of cash flows.

3.	Acquisition of Entities under Common Control
On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay Corporation (or Teekay), two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016. As part of this acquisition Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO are reflected on the Company’s consolidated balance sheet at TOO’s historical carrying values. The net purchase price of $39.0 million over TOO’s historical net carrying value of the assets acquired and debt assumed of $25.0 million has been accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between us and Teekay that occurred prior to the vessels’ acquisition by us have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges increased the Company’s net income for the three and six months ended June 30, 2015 by $0.9 million and $1.9 million, respectively. The adjustments

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

for the Entities under Common Control increased the Company’s revenues for the three and six months ended June 30, 2015 by $3.7 million and $7.3 million, respectively.

In the preparation of these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Entities under Common Control.

4.	Segment Reporting
On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company I.M. Skaugen SE (see note 17). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes results for the Company’s revenues and income from vessel operations by segment for the period ended June 30, 2016.

Three Months Ended June 30, 2016
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Revenue (1)	Total
Revenues	129,092	10,999	(470)	139,621
Voyage expenses	(10,494)	266	470	(9,758)
Vessel operating expenses	(37,278)	(9,111)	—	(46,389)
Time-charter hire expense	(15,456)	(457)	—	(15,913)
Depreciation and amortization	(24,320)	(1,301)	—	(25,621)
General and administrative expenses	(3,633)	(1,136)	—	(4,769)
Asset impairment	(6,420)	—	—	(6,420)
Income from operations (2)	31,491	(740)	—	30,751

Equity Income	4,740	—	—	4,740

(1)	The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations at a cost of $24,750 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Six Months Ended June 30, 2016
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Revenue (1)	Total
Revenues	284,657	21,085	(1,171)	304,571
Voyage expenses	(23,752)	—	1,171	(22,581)
Vessel operating expenses	(74,786)	(16,676)	—	(91,462)
Time-charter hire expense	(35,886)	(743)	—	(36,629)
Depreciation and amortization	(50,274)	(2,414)	—	(52,688)
General and administrative expenses	(8,404)	(1,798)	—	(10,202)
Asset impairment	(6,420)	—	—	(6,420)
Income from operations (2)	85,135	(546)	—	84,589

Equity Income	8,554	—	—	8,554

(1)	The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations at a cost of $24,750 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	June 30, 2016	December 31, 2015
	$	$
Conventional Tanker	1,932,151	2,020,317
Ship-to-Ship Transfer	29,950	24,429
Cash and cash equivalents	58,018	96,417
Accounts receivable	43,611	28,313
Consolidated total assets	2,063,730	2,169,476

5.	Investments in and Advances to Equity Accounted Investments

	As at June 30, 2016	As at December 31, 2015
	$	$
High-Q Joint Venture	21,197	21,166
Tanker Investments Ltd.	47,701	44,195
Teekay Tanker Operations Ltd.	8,964	21,447
Total	77,862	86,808

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at June 30, 2016, the loan had an outstanding balance of $51.4 million (December 31, 2015 – $54.2 million). The loan is secured by a first-priority mortgage on the VLCC

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $51.4 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay Corporation (or Teekay) formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 8). The stock purchase warrant is a derivative asset which had an estimated fair value of $0.9 million as at June 30, 2016 (December 31, 2015 - $5.2 million). The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In 2015, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. In the first half of 2016, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase price of $31.8 million. As of June 30, 2016, the Company’s ownership interest in TIL was 11.3%.

c.
In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including working capital of $6.7 million, of which $0.2 million was realized in the quarter ended March 31, 2015. The Company accounts for its ownership interest in TTOL using the equity method. In January 2016, the Company received $15.0 million as a return of capital from TTOL.

6.	In-process Revenue Contracts
In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As part of the Company’s acquisition of these vessels, the Company assumed three time-charter contracts with terms that were less favorable than the then prevailing market terms. As at December 31, 2015, the Company had a liability based on the estimated fair value of the contracts. The Company amortized this liability over the remaining term of the contracts, which expired in the first quarter of 2016.

Amortization of in-process revenue contracts for the three and six months ended June 30, 2016 was $nil and $1.2 million, respectively which is included in other revenues (see note 16) on the consolidated statements of income. As at June 30, 2016, the contracts have been fully amortized.

7.	Long-Term Debt

	As at	As at
	June 30, 2016	December 31, 2015
	$	$
Revolving Credit Facilities due through 2021	511,494	530,971
Term Loans due through 2021	543,214	635,330
Total principal	1,054,708	1,166,301
Unamortized discount and debt issuance costs	(10,438)	(1,696)
Total debt	1,044,270	1,164,605
Less: current portion	(151,761)	(174,047)
Non-current portion of long-term debt	892,509	990,558

As at June 30, 2016, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $546.5 million, of which $35.0 million was undrawn (December 31, 2015 - $545.5 million, of which $14.6 million was undrawn). Interest payments are based on LIBOR plus margins, which, at June 30, 2016, ranged between 0.45% and 2.00% (December 31, 2015: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $14.0 million (remainder of 2016), $96.1 million (2017), $67.3 million (2018), $nil (2019), $nil (2020) and $369.1 million (thereafter). As at June 30, 2016, the Company also had two term loans outstanding, which totaled $543.2 million (December 31, 2015 - $635.3 million). Interest payments on the term loans are based on LIBOR plus margins, which, at June 30, 2016 ranged from 0.30% to 2.00% (December 31, 2015 - 0.30% to 2.80%). The term loan repayments are made in quarterly or semi-annual payments and have balloon or bullet repayments due at maturity in 2021. These revolving credit facilities and term loans are further described below.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the New Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. As at June 30, 2016, $845.8 million of the New Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017. As at June 30, 2016, the corporate revolving credit facility had an outstanding balance of $96.5 million (December 31, 2015 - $447.0 million). The New Debt Facility is collateralized by 36 of the Company’s vessels, together with other related security. The New Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. As at June 30, 2016, this ratio was 148%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s two remaining revolvers are collateralized by seven of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary to maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at June 30, 2016, this ratio was 120%. The vessel values used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. One of the Revolvers is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining term loan is collateralized by two of the Company’s vessels, together with other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at June 30, 2016, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of June 30, 2016, the term loan arrangement had an outstanding balance of $nil. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan or revolving credit facility.
The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2016 was 2.3% (December 31, 2015 - 1.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 8).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2016 are $83.2 million (remaining 2016), $206.0 million (2017), $177.3 million (2018), $110.0 million (2019), $110.0 million (2020) and $368.2 million (thereafter).

8.	Derivative Instruments
Interest rate swaps

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

The following summarizes the Company’s interest rate swap positions as at June 30, 2016:

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	LIBOR	200,000	(891)	0.3	2.61
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	200,000	(2,788)	4.2	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	(4,220)	4.5	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	(526)	4.5	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2016, ranged from 0.30% to 2.00%.

(2)	Scheduled to commence in October 2016.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Stock purchase warrant
The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at June 30, 2016, the first two tranches have vested.

Time-charter swap
Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement is to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. The Company has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at June 30, 2016
Interest rate swaps	—	—	(1,182)	(3,248)	(5,177)
Stock purchase warrant	—	916	—	—	—
Time-charter swap	1,345	—	(707)	—	—
	1,345	916	(1,889)	(3,248)	(5,177)

As at December 31, 2015
Interest rate swaps	—	—	(2,359)	(6,330)	(4,208)
Stock purchase warrant	—	5,164	—	—	—
Time-charter swap	—	—	—	—	—
	—	5,164	(2,359)	(6,330)	(4,208)

Realized and unrealized (losses) gains relating to interest rate swaps, stock purchase warrant and the time-charter swap are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income as follows:

	Three Months Ended June 30,			Three Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swaps	(1,276)	(1,808)	(3,084)	(2,452)	2,066	(386)
Stock purchase warrant	—	(2,137)	(2,137)	—	909	909
Time-charter swap	126	1,345	1,471	—	—	—
	(1,150)	(2,600)	(3,750)	(2,452)	2,975	523

	Six Months Ended June 30,			Six Months Ended June 30,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swaps	(10,868)	2,114	(8,754)	(4,916)	2,983	(1,933)
Stock purchase warrant	—	(4,248)	(4,248)	—	869	869
Time-charter swap	126	1,345	1,471	—	—	—
	(10,742)	(789)	(11,531)	(4,916)	3,852	(1,064)

9.	Other Expense
The components of other expense are as follows:

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Freight tax provision	(2,024)	(409)	(4,501)	(342)
Foreign exchange loss	(76)	(65)	(239)	(112)
Other income	160	—	154	1
Total	(1,940)	(474)	(4,586)	(453)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to June 30, 2016:

2016
$
Balance of unrecognized tax benefits as at January 1	7,511
Increases for positions related to the current period	4,066
Changes for positions taken in prior periods	388
Decreases related to statute of limitations	(121)
Balance of unrecognized tax benefits as at June 30	11,844

The majority of the net increase for positions for the three and six months ended June 30, 2016 relates to potential tax on freight income.

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2015.

The Company has entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (see note 8). The fair value of this derivative agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company’s projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	59,018	59,018	97,287	97,287
Derivative instruments
Interest rate swap agreements (1)	Level 2	(8,425)	(8,425)	(10,538)	(10,538)
Time-charter swap agreement	Level 3	1,345	1,345	—	—
Stock purchase warrant	Level 3	916	916	5,164	5,164

Non-Recurring:
Vessel held for sale	Level 2	14,000	14,000	—	—

Other:
Advances to equity accounted investments	Note (2)	11,480	Note (2)	13,980	Note (2)
Long-term debt, including current portion	Level 2	(1,044,270)	(1,031,173)	(1,164,605)	(1,140,135)

(1)	The fair value of the Company’s interest rate swap agreements at June 30, 2016 excludes accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at June 30, 2016 and December 31, 2015 were not determinable.

Changes in fair value during the three and six months ended June 30, 2016 for the Company’s time-charter swap agreement, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

Three and Six Months
Ended
June 30, 2016
$
Fair value asset - beginning of the period	—
Settlements	(126)
Realized and unrealized gain	1,471
Fair value asset - at the end of the period	1,345

The estimated fair value of the time-charter swap agreement is based in part upon the Company’s projection of future Aframax spot market tanker rates, which has been derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The estimated fair value of the time-charter swap agreement as of June 30, 2016 is based upon an estimated average daily

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

tanker rate of approximately $21,500 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.
During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 5). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of June 30, 2016 is based on the historical volatility of comparable companies of 52.43%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.
Changes in fair value during the three and six months ended June 30, 2016 and 2015 for the TIL stock purchase warrant, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Fair value at the beginning of the period	3,053	4,617	5,164	4,657
Unrealized (loss) gain included in earnings	(2,137)	909	(4,248)	869
Fair value at the end of the period	916	5,526	916	5,526

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2016	December 31, 2015
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	11,480	13,980
Total			11,480	13,980

11.	Capital Stock and Stock-Based Compensation
The authorized capital stock of the Company at June 30, 2016 and December 31, 2015 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2016, the Company had 133.1 million shares of Class A common stock (December 31, 2015 – 132.8 million), 23.2 million shares of Class B common stock (December 31, 2015 – 23.2 million) and no shares of preferred stock (December 31, 2015 – nil) issued and outstanding.

During March 2016, a total of 9,358 shares of Class A common stock with aggregate values of $35.0 thousand and 0.3 million stock options with an exercise price of $3.74 per share were granted to the Company’s non-management directors as part of their annual compensation for 2016. These stock options have a ten-year term and vest immediately. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors. During March 2015 and April 2015, a total of 38,961 shares and 12,987 shares of Class A common stock with aggregate values of $0.2 million and $0.1 million, respectively, were granted to non-management directors of the Company.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.
During March 2016, the Company granted 0.2 million stock options with an exercise price of $3.74 per share to an officer of the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2016 was $0.87 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

volatility of 51.3%; expected life of five years; dividend yield of 7.8%; and risk-free interest rate of 1.21%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.
During March 2016, the Company also granted 0.3 million restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.
During the three and six months ended June 30, 2016, the Company recorded $0.3 million and $1.1 million (2015 - $0.3 million and $1.0 million), respectively, of expenses related to the restricted stock units and stock options. During the three and six months ended June 30, 2016, a total of 0.1 million restricted stock units and 0.4 million restricted stock units (2015 - 0.1 million and 0.4 million), respectively, with a market value of $0.5 million and $1.5 million (2015 - $1.1 million and $2.3 million) vested and was paid to the grantees by issuing 85 thousand shares and 0.2 million shares (2015 - 82 thousand and 0.2 million), respectively, of Class A common stock, net of withholding taxes.

12.	Related Party Transactions

Management Fee - Related and Other

a.
Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2015. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Time-charter revenues (i)	2,452	—	4,987	—
Lay-up services revenue (ii)	116	—	116	—
Pool management fees and commissions (iii)	(2,750)	(2,468)	(5,886)	(4,860)
Commercial management fees (iv)	(408)	(239)	(748)	(442)
Vessel operating expenses - technical management fee (v)	(2,276)	(1,656)	(4,587)	(3,156)
Strategic and administrative service fees (vi)	(2,775)	(1,777)	(4,990)	(3,719)
Entities under Common Control (note 3)
Time-charter revenues (vii)	—	1,960	—	3,895
Commercial management fees	—	(64)	—	(127)
Vessel operating expenses - technical management fee	—	(105)	—	(222)
Strategic and administrative service fees	—	(171)	—	(340)

(i)
In December 2015, immediately after the acquisition of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was scheduled to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016.

(ii)	The Company recorded $0.1 million for the three and six months ended June 30, 2016 to provide lay-up services during the quarter to Teekay for two of its in-chartered vessels.

(iii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.

(iv)
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(v)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(vi)
The Manager's strategic and administrative service fees have been presented in general and administrative fees on the Company's consolidated statements of income. The Company's executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company's long-term incentive plan described in note 11) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company's management matters through the strategic portion of the management fee.

(vii)
The Company recorded $2.0 million and $3.9 million for the three and six months ended June 30, 2015, respectively, related to a time charter-out contract for the Explorer Spirit associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter with SPT which expired in September 2015.

b.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $44.2 million and $46.8 million as at June 30, 2016 and December 31, 2015, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.	On July 31, 2015, the Company acquired SPT (see note 17).

13.	Asset Impairments
The Company’s consolidated statements of income for the three and six months ended June 30, 2016 includes a $6.4 million write-down of one Medium Range (or MR) tanker. The MR tanker was classified as held for sale at June 30, 2016 and is expected to deliver to its buyer in the third quarter of 2016. The vessel was written down to its agreed sales price.

14.	Earnings Per Share
Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common stock outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Net income	22,486	45,150	61,466	85,126
Net income attributable to the Entities under Common Control	—	(908)	—	(1,899)
Net income available for common shareholders	22,486	44,242	61,466	83,227

Weighted average number of common shares – basic	156,208,917	116,150,985	156,146,287	115,600,570
Dilutive effect of stock-based awards	237,978	574,443	323,529	581,680
Weighted average number of common shares – diluted	156,446,895	116,725,428	156,469,816	116,182,250

Earnings per common share:
– Basic	0.14	0.38	0.39	0.72
– Diluted	0.14	0.38	0.39	0.72
Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the three and six months ended June 30, 2016, options to acquire 0.8 million and 0.6 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2015, options to acquire 0.1 million, had an anti-dilutive effect on the calculation of diluted earnings per common share.

15.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX's ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company exercised its rights under the Option Agreement to order eight additional newbuildings. The

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreement. Having asserted that this was the position, in February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX's legal costs relating to the arbitration proceedings. These funds were classified as cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2015.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to the Company in March 2016.

The trial in the English High Court in respect of the Option Agreement commenced on April 11, 2016. STX has filed for bankruptcy protection and as of June 30, 2016, all Korean enforcement actions are stayed. STX has also instructed its London lawyers to have that protection recognized in England and Wales. While the Company is awaiting the decision of the High Court on the Option Agreement, the Company will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

16.	Other Revenues and Restructuring Charges
During the three and six months ended June 30, 2016, the Company recognized $10.5 million and $19.9 million, respectively, of revenue from its lightering support operations (see note 4). In the six months ended June 30, 2016, the Company amortized $1.2 million of its in-process revenue contracts which are included in other revenues on the consolidated statements of income (see note 6).

During the six months ended June 30, 2015, the Company incurred a net $4.4 million of restructuring costs which related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. During the quarter ended June 30, 2015, $(0.9) million of the previous charges were reversed as the Company decided not to terminate certain of the seafarers. This net charge was recovered from the customer, and the recovery is reflected in other revenues on the consolidated statements of income.

As at June 30, 2016 and December 31, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

17.	Acquisition of Ship-to-Ship Transfer Business
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a leading global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) to the table below.

The acquisition of SPT was accounted for using the purchase method of accounting, based upon final estimates of fair value.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s consolidated statements of income for 2016.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at
ASSETS	July 31, 2015
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (1)	17,901
Customer contracts (1)	4,599
Goodwill	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired (3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at June 30, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $3.1 million and $19.4 million, respectively. Amortization of intangible assets following June 30, 2016 is expected to be $1.7 million (remainder of 2016), $3.2 million (2017), $2.9 million (2018), $2.2 million (2019), $2.0 million (2020) and $7.4 million (thereafter).

(2)	Goodwill recognized from this acquisition attributed $1.9 million to the Company’s conventional tanker segment and $6.2 million to the Company’s ship-to-ship transfer segment.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the quarter ended June 30, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2015:

	Unaudited	Unaudited
	Pro Forma	Pro Forma
	Three Months Ended	Six Months Ended
	June 30, 2015	June 30, 2015
Revenues	131,558	254,110
Net Income	45,771	85,737
Earnings per common share:
Basic	0.37	0.70
Diluted	0.37	0.70

18.	Subsequent Event

In August 2016, the Company completed the sale of the MR tanker, the Teesta Spirit, for approximately $14.0 million. The vessel was classified as held for sale on the consolidated balance sheet as at June 30, 2016 and its net book value was written down to its sales price. As a result, there is no gain or loss on the sale of this vessel expected for the quarter ended September 30, 2016 (see note 13).

TEEKAY TANKERS LTD.
JUNE 30, 2016
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2015.

General
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at June 30, 2016, our fleet consisted of 60 vessels, including eight in-chartered vessels, six ship-to-ship (or STS) support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2016:

	Owned Vessels (1)	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers	7	—	7
LR2 Product Tanker (2)	—	1	1
VLCC Tanker (3)	1	—	1
Total Fixed-Rate Fleet (4)	11	1	12

Spot-rate:
Suezmax Tankers	19	—	19
Aframax Tankers (5)	7	5	12
LR2 Product Tankers (2)	7	1	8
MR Product Tankers (6)	2	—	2
Total Spot Fleet (7)	35	6	41
STS Support Vessels	6	1	7
Total Teekay Tankers Fleet	52	8	60

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest, are excluded from the fleet list.

2.
Long Range 2 (or LR2) product tankers. Two LR2 tankers are currently time-chartered in for periods from 12 to 24 months, with one ending in 2016 and one ending in 2017; one of these contracts has an option to extend.

3.	VLCC owned through a 50/50 joint venture.

4.	Two time-charter out contracts are scheduled to expire in 2016, five in 2017, four in 2018 and one in 2019.

5.
Five Aframax tankers are currently time-chartered in for periods from 12 to 60 months, with one of these periods ending during 2016, three in 2017 and one in 2021; some of these contracts include options to extend at escalating rates.

6.	Medium Range (or MR) product tankers.

7.
A total of 32 of our owned vessels and five of our in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at June 30, 2016, the five vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers, 27 modern Aframax tankers, five Aframax tankers over 15-years-old, 13 LR2 tankers and 55 MR tankers including vessels owned by other pool members.

Significant Developments in 2016

New Time-Charter Swap

Effective June 1, 2016, we entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option.

Time Charter-Out Vessels

In May and June 2016, we entered into a time charter-out contract for one Aframax tanker and extended a time charter-out contract for one Aframax tanker, respectively. These contracts have an average daily rate of approximately $22,500 with firm contract periods ranging from 12 to 24 months.

Legal Action for Damages
In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under an option agreement relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreement). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreement. Therefore, STX is in breach of the option agreement. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreement. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

On February 15, 2016, our subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the cash deposit of $0.6 million which was held in escrow was refunded to us in March 2016.

The trial in the English High Court in respect of the Option Agreements commenced on April 11, 2016. STX has filed for bankruptcy protection and as of June 30, 2016, all Korean enforcement actions are stayed. STX has instructed its London lawyers to have that protection recognized in England and Wales. While we are awaiting the decision of the High Court on the option agreements, we will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

New Loan Facilities
In January 2016, we entered into a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The funds were used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

New Interest Rate Swaps
In February 2016, in connection with our new long-term debt facility, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Time Chartered-in Vessels
In December 2015, we entered into a new in-charter contract for one Aframax tanker which was delivered to us in February 2016. The new in-charter contract has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, two in-chartered Aframax tankers were redelivered back to their respective owners in April 2016 and two in-chartered Aframax tankers were redelivered back to their owners in May 2016. In June 2016, one in-chartered Aframax contract was cancelled.

Acquisition of Entities under Common Control
In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $80.0 million and working capital of approximately $8.6 million, including the assumption of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business) for a net amount of $39.0 million. Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016.

The acquisition of the 2015 Acquired Business was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the Entities under Common Control. Please read Item 1 - Financial Statements: Note 3 - Acquisition of Entities under Common Control.

Results of Operations
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015.

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the ship-to-ship (or STS) transfer segment, each of which are discussed below. Please read “Item 1 - Financial Statements: Note 4 - Segment Reporting.”

Conventional Tankers Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year).

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment as part of full service lightering operations and other related services.

Three and Six Months Ended June 30, 2016 versus Three and Six Months Ended June 30, 2015
The following table presents our operating results for the three and six months ended June 30, 2016 and 2015, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Conventional Tankers		Ship-to-ship Transfer		Total
	Three Months Ended June 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015	2016	2015

Revenues (1)	129,092	111,283	10,529	—	139,621	111,283
Less: Voyage expenses (1)	(10,024)	(3,613)	266	—	(9,758)	(3,613)
Net revenues	119,068	107,670	10,795	—	129,863	107,670

Vessel operating expenses	(37,278)	(27,846)	(9,111)	—	(46,389)	(27,846)
Time-charter hire expense	(15,456)	(16,793)	(457)	—	(15,913)	(16,793)
Depreciation and amortization	(24,320)	(16,012)	(1,301)	—	(25,621)	(16,012)
General and administrative expenses	(3,633)	(3,211)	(1,136)	—	(4,769)	(3,211)
Asset impairment	(6,420)	—	—	—	(6,420)	—
Restructuring charges	—	879	—	—	—	879
Income (loss) from operations	31,961	44,687	(1,210)	—	30,751	44,687

Equity income	4,740	3,587	—	—	4,740	3,587

(1)
Excludes $0.5 million of revenues for the three months ended June 30, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

	Conventional Tankers		Ship-to-ship Transfer		Total
	Six Months Ended June 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015	2016	2015

Revenues (1)	284,657	218,806	19,914	—	304,571	218,806
Less: Voyage expenses (1)	(22,581)	(7,511)	—	—	(22,581)	(7,511)
Net revenues	262,076	211,295	19,914	—	281,990	211,295

Vessel operating expenses	(74,786)	(51,818)	(16,676)	—	(91,462)	(51,818)
Time-charter hire expense	(35,886)	(31,796)	(743)	—	(36,629)	(31,796)
Depreciation and amortization	(50,274)	(30,468)	(2,414)	—	(52,688)	(30,468)
General and administrative expenses	(8,404)	(6,682)	(1,798)	—	(10,202)	(6,682)
Asset impairment	(6,420)	—	—	—	(6,420)	—
Restructuring charges	—	(4,445)	—	—	—	(4,445)
Income (loss) from operations	86,306	86,086	(1,717)	—	84,589	86,086

Equity income	8,554	6,169	—	—	8,554	6,169

(1)
Excludes $1.2 million of revenues for the six months ended June 30, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Crude tanker rates declined during the second quarter of 2016 due to a combination of seasonal factors and reduced oil supply in key export markets. While crude tanker rates are lower year-on-year, they remain significantly higher than in the period 2011-2014, with Aframax earnings averaging the second highest for a second quarter since 2008.

High levels of global oil inventories and weaker refining margins led to a larger than usual decline in refinery throughput during the second quarter, which was negative for crude tanker demand. As per the International Energy Agency (IEA), during the second quarter, global refinery throughput registered a year-on-year decline for the first time in three years. In addition, significant oil supply outages in Nigeria and Latin America led to a reduced supply of cargoes in key Aframax and Suezmax load regions. These factors combined to put pressure on tanker rates during the second quarter and the early part of the third quarter.

Global oil demand remains relatively strong, supported by ongoing low oil prices and high levels of gasoline consumption in both the developed and developing world. The IEA has steadily increased their expectations for oil demand growth in 2016 to 1.4 million barrels per day (mb/d), up from a forecast of 1.2 mb/d growth in April 2016. The potential return of oil production in the Atlantic basin could further support crude tanker demand in the second half of the year, particularly towards the seasonally stronger winter months.

During the first half of 2016, the world tanker fleet grew by 14.2 million deadweight (mdwt), or 2.7%. This fleet growth is set to continue over the next 12-18 months as the current tanker newbuilding orderbook delivers, with projected tanker fleet growth of 5.7% in 2016 and 5.1% in 2017. However, the bulk of the fleet growth in the world Suezmax fleet will be felt more in 2017 when the majority of the Suezmax orderbook is scheduled to deliver. Looking ahead, a lack of new tanker orders in 2016 due to restricted access to capital should result in very low fleet growth once the current orderbook delivers over the next 18 months. In addition, very low levels of scrapping over the past two years have led to a build-up in the fleet of older vessels which will become potential candidates for scrapping in the coming years. As such, lower fleet growth is expected post-2017, which should help restore balance to the tanker market.

Overall, we expect lower seasonal freight rates to persist through the third quarter before an uptick during the winter months when increased oil demand and winter weather delays typically lead to improved market conditions. Further upside could come from the potential return of Atlantic oil supply volumes following temporary supply disruptions in the second and third quarters.

Fleet and TCE Rates
As at June 30, 2016, we owned 45 double-hulled conventional oil and product tankers and we time-chartered in five Aframax and two LR2 vessels from third parties. We also owned a 50% interest in one VLCC which results are included in equity income.

	Three Months Ended June 30, 2016
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$52,179	($1,720)	$2,161	$52,620	1,695	$31,040
Voyage-charter contracts - Aframax	$28,109	($2,052)	$928	$26,985	1,209	$22,314
Voyage-charter contracts - LR2	$14,851	($6)	$454	$15,299	728	$21,015
Voyage-charter contracts - MR	$2,967	($4)	$150	$3,113	182	$17,106
Time-charter out contracts - Suezmax	$5,998	($175)	$75	$5,898	182	$32,404
Time-charter out contracts - Aframax	$14,214	($245)	$197	$14,166	586	$24,174
Time-charter out contracts - LR2	$2,409	($118)	$30	$2,321	91	$25,500
Total (2)	$120,727	($4,320)	$3,995	$120,402	4,673	$25,768

(1)
Average TCE per Revenue Day excludes a total of $3.3 million in pool management fees and commissions payable for commercial management for our vessels and $0.7 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $18.9 million of revenues and $5.4 million of voyage expenses related to the full service lightering and lightering support services business for the three months ended June 30, 2016.

	Three Months Ended June 30, 2015
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$33,531	($182)	$1,361	$34,710	895	$38,767
Voyage-charter contracts - Aframax	$35,284	($2,513)	$674	$33,445	1,150	$29,072
Voyage-charter contracts - LR2	$24,207	$53	$676	$24,936	860	$28,996
Voyage-charter contracts - MR	$5,255	$4	$284	$5,543	251	$22,040
Time-charter out contracts - Suezmax	($46)	—	$46	—	—	—
Time-charter out contracts - Aframax	$13,904	($860)	$841	$13,885	726	$19,130
Time-charter out contracts - MR	$27	($115)	$88	—	—	—
Total (2)	$112,162	($3,613)	$3,970	$112,519	3,882	$28,985

(1)
Average TCE per Revenue Day excludes a total of $3.0 million in pool management fees and commissions payable for commercial management for our vessels and $1.0 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $0.9 million of crew redundancy costs adjustment from one of our customers for the three months ended June 30, 2015.

	Six Months Ended June 30, 2016
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$113,031	($2,551)	$3,435	$113,915	3,391	$33,593
Voyage-charter contracts - Aframax	$68,030	($4,973)	$2,279	$65,336	2,675	$24,421
Voyage-charter contracts - LR2	$30,476	$22	$893	$31,391	1,407	$22,304
Voyage-charter contracts - MR	$6,237	($8)	$271	$6,500	364	$17,858
Time-charter out contracts - Suezmax	$12,155	($335)	$160	$11,980	371	$32,252
Time-charter out contracts - Aframax	$28,698	($494)	$372	$28,576	1,219	$23,444
Time-charter out contracts - LR2	$4,773	($202)	$60	$4,631	182	$25,444
Time-charter out contracts - MR	($18)	—	$18	—	—	—
Total (2)	$263,382	($8,541)	$7,488	$262,329	9,609	$27,300

(1)
Average TCE per Revenue Day excludes a total of $6.9 million in pool management fees and commissions payable for commercial management for our vessels and $0.5 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)
Excludes $40.0 million of revenues and $14.0 million of voyage expenses related to the full service lightering and lightering support services business for the six months ended June 30, 2016 and $1.2 million of in-process revenue contract revenue for the six months ended June 30, 2016.

	Six Months Ended June 30, 2015
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$67,734	($243)	$2,446	$69,937	1,788	$39,099
Voyage-charter contracts - Aframax	$69,184	($5,669)	$1,503	$65,018	2,210	$29,418
Voyage-charter contracts - LR2	$40,768	$89	$1,262	$42,119	1,550	$27,172
Voyage-charter contracts - MR	$8,627	($6)	$674	$9,295	451	$20,583
Time-charter out contracts - Suezmax	($46)	$3	$43	—	—	—
Time-charter out contracts - Aframax	$26,096	($1,553)	$1,241	$25,784	1,375	$18,760
Time-charter out contracts - MR	$1,997	($132)	$105	$1,970	50	$39,036
Total (2)	$214,360	($7,511)	$7,274	$214,123	7,424	$28,836

(1)
Average TCE per Revenue Day excludes a total of $5.8 million in pool management fees and commissions payable for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes $4.4 million of crew redundancy cost recovery from one of our customers for the six months ended June 30, 2015.
Net Revenues. Net revenues were $129.9 million and $282.0 million for the three and six months ended June 30, 2016, respectively, compared to $107.7 million and $211.3 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•
net increases of $23.7 million and $67.5 million for the three and six months ended June 30, 2016 primarily due to the addition of 11 Suezmax tankers (excluding one which was in drydock for the first half of 2016) that we acquired during the second half of 2015 and the addition of three Aframax in-charters and one LR2 in-charter that were delivered to us at various times during 2015 and 2016, partially offset by the redeliveries of five in-charters to their owners in the first half of 2016 and the sale of one MR product tanker in late 2015;

•
increases of $13.5 million and $25.9 million for the three and six months ended June 30, 2016 due to the acquisition of the STS transfer business during the third quarter of 2015, of which $2.2 million and $4.8 million is related to full service lightering operations that are included as part of our conventional tanker segment for the three and six months ended June 30, 2016, respectively;

•	net increases of $3.9 million and $6.6 million for the three and six months ended June 30, 2016 due to fewer off-hire days in the first half of 2016 compared to the same period in the prior year;

•	increases of $3.3 million and $5.8 million for the three and six months ended June 30, 2016 due to higher rates earned on our out-chartered Aframax tankers;

•	an increase of $1.2 million for the six months ended June 30, 2016 due to in-process revenue contract amortization we recognized in revenue in the first quarter of 2016;

•	an increase of $1.1 million for the six months ended June 30, 2016 due to one additional calendar day as 2016 is a leap year; and

•
an increase of $0.9 million for the three months ended June 30, 2016 due to redundancy cost for the Australian seafarers that was recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015;

partially offset by

•	decreases of $7.8 million and $11.9 million for the three and six months ended June 30, 2016 due to lower average realized rates earned by our Aframax tankers;

•	decreases of $7.0 million and $9.9 million for the three and six months ended June 30, 2016 due to lower average realized rates earned by our Suezmax tankers;

•	decreases of $6.9 million and $7.7 million for the three and six months ended June 30, 2016 due to lower average realized rates earned by our LR2 product tankers;

•
a decrease of $4.4 million for the six months ended June 30, 2016 due to redundancy cost for the Australian seafarers that was recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015;

•	decreases of $1.2 million and $1.3 million for the three and six months ended June 30, 2016 due to lower average realized rates earned by our MR product tankers; and

•	net decreases of $0.2 million and $2.2 million for the three and six months ended June 30, 2016 due to various vessels changing employment between fixed-rate charters and spot voyage charters.
Vessel Operating Expenses. Vessel operating expenses were $46.4 million and $91.5 million for the three and six months ended June 30, 2016, respectively, compared to $27.8 million and $51.8 million, respectively, for the same periods in the prior year. The change in vessel operating expenses was primarily due to:

•
increases of $9.2 million and $22.4 million for the three and six months ended June 30, 2016, respectively, primarily due to the addition of the 12 modern Suezmax tankers which we acquired in the second half of 2015. The increase for the six months ended June 30, 2016 also resulted from the addition of one Aframax tanker and four LR2 product tankers which we acquired in the first quarter of 2015. Both the three and six months ended increases were partially offset by the sale of the one MR tanker we sold in the fourth quarter of 2015;

•	increases of $7.8 million and $14.1 million for the three and six months ended June 30, 2016, respectively, due to additional expenditures directly related to the STS business acquired during 2015;

•
increases of $1.8 million and $3.8 million for the three and six months ended June 30, 2016, respectively, due to ship management fees relating to the five vessels acquired during the first quarter of 2015 and 12 vessels acquired in the second half of 2015; and

•	a net increase of $0.6 million for the six months ended June 30, 2016 relating to the timing and extent of planned vessel maintenance and repairs;
partially offset by

•	a decrease of $0.6 million for the six months ended June 30, 2016 due to lower fleet overhead costs resulting from the timing of crew training initiatives; and

•	a decrease of $0.4 million for the six months ended June 30, 2016 due to insurance credits received for policy years 2013, 2014 and 2015.
Time-charter Hire Expense. Time-charter hire expense decreased to $15.9 million for the three months ended June 30, 2016, compared to $16.8 million, and increased to $36.6 million for the six months ended June 30, 2016, compared to $31.8 million, for the same periods in the prior year, respectively. The decrease for the three months ended June 30, 2016 was primarily due to four Aframax tankers and one LR2 product tanker redelivering back to their respective owners and lower time charter rates resulting from a lower profit share component from one Aframax tanker. This was partially offset by the addition of two Aframax tankers we in-chartered in the first half of 2016, the in-chartering of work boats related to our STS transfer business and additional voyage days related to one Aframax Tanker and one LR2 product tanker which were in-chartered in the second quarter of 2015.

The increase for the six months ended June 30, 2016 was primarily due to additional voyage days related to two Aframax tankers and one LR2 product tanker which were in-chartered in the second and third quarters of 2015, the addition of two Aframax tankers we in-chartered in the first half of 2016, the in-chartering of work boats related to our STS transfer business, and an option we exercised to extend the in-charter contract, at higher rates, associated with one Aframax tanker. This was partially offset by the redelivery of four Aframax tankers and one LR2 tanker back to their respective owners in the first half of 2016 and a decrease resulting from the acquisition of two previously in-chartered LR2 product tankers in February 2015.
Depreciation and Amortization. Depreciation and amortization expense was $25.6 million and $52.7 million for the three and six months ended June 30, 2016, respectively, compared to $16.0 million and $30.5 million, respectively, for the same periods in the prior year. The increases primarily relate to the addition of the 12 Suezmax tankers we acquired during the third quarter of 2015 and four LR2 product tankers and one Aframax tanker we acquired during the first quarter of 2015, the addition of lightering support vessels related to our STS transfer business which we acquired in the third quarter of 2015, as well as higher amortization related to dry-docking expenditures incurred in 2015 which are being amortized in 2016. These increases are partially offset by the sale of one MR vessel which we sold in the third quarter of 2015.
General and Administrative Expenses. General and administrative expenses were $4.8 million and $10.2 million for the three and six months ended June 30, 2016, respectively, compared to $3.2 million and $6.7 million, respectively, for the same period in the prior year. The changes primarily are the result of:

•
a net increase of $1.6 million for the six months ended June 30, 2016 as a result of higher corporate expenses incurred during the first quarter of 2016, primarily as a result of legal expenses related to financing activities and the STX arbitration (please read Item 1 - Financial Statements: Note 15 - Shipbuilding Contracts);

•
net increases of $1.1 million and $1.8 million for the three and six months ended June 30, 2016, respectively, due to additional general and administrative expenses related to the STS transfer business which we acquired in the third quarter of 2015; and

•	a net increase of $0.6 million for the three months ended June 30, 2016 due to higher administrative, strategic management and other fees incurred.
Asset Impairment. The asset impairment charge was $6.4 million for the three and six months ended June 30, 2016. The charge related to a write-down of one MR product tanker to the agreed sales price. Please refer to Item 1 – Financial Statements: Note 13 – Asset impairments.
Equity Income.

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
(in thousands of U.S. dollars)	$	$	$	$
High-Q Joint Venture	2,202	828	2,531	1,373
Tanker Investments Ltd.	1,426	1,644	3,506	3,414
Teekay Tanker Operations Ltd.	1,112	1,115	2,517	1,382
Total equity income	4,740	3,587	8,554	6,169
Equity income was $4.7 million and $8.6 million for the three and six months ended June 30, 2016, respectively, compared to equity income of $3.6 million and $6.2 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•
increases of $1.4 million and $1.2 million for the three and six months ended June 30, 2016 from our High-Q joint venture resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer; and

•
an increase of $1.1 million for the six months ended June 30, 2016 due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (TTOL), primarily related to our share of cancellation fees paid to Anglo-Eastern during the first quarter of 2015 for acquiring its 49% share in Teekay Marine Ltd.

Please refer to Item 1 – Financial Statements: Note 5 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
(in thousands of U.S. dollars)	$	$	$	$

Interest expense	(7,341)	(3,181)	(15,612)	(5,651)
Interest income	26	8	52	39
Realized and unrealized (loss) gain on derivative instruments	(3,750)	523	(11,531)	(1,064)
Other expense	(1,940)	(474)	(4,586)	(453)
Interest expense. Interest expense was $7.3 million and $15.6 million for the three and six months ended June 30, 2016, respectively, compared to $3.2 million and $5.7 million, respectively, for the same periods in the prior year. The increases in interest expense were primarily due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers which were acquired in the third quarter of 2015.
Realized and unrealized (loss) gain on derivative instruments. Realized and unrealized losses on interest rate swaps were $3.1 million and $8.8 million for the three and six months ended June 30, 2016, respectively, compared to realized and unrealized losses of $0.4 million and $1.9 million, respectively, for the same periods in the prior year. In February 2016, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, and are scheduled to commence in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.
As at June 30, 2016, we had interest rate swap agreements with aggregate outstanding notional amounts of $400.0 million and with a weighted-average fixed rate of 2.0%. We also have additional interest rate swap agreements with aggregate outstanding notional amounts of $200.0 million which are scheduled to commence in October 2016.
The changes in the fair value of the interest rate swaps resulted in an unrealized loss of $1.8 million and an unrealized gain of $2.1 million for the three months ended June 30, 2016 and 2015, respectively, primarily due to a decrease in long-term benchmark interest rates. The changes in fair value also resulted in unrealized gains of $2.1 million and $3.0 million for the six months ended June 30, 2016 and 2015, respectively, primarily due to a decrease in long-term benchmark interest rates and partially offset by the termination of an existing interest rate swap in the first quarter of 2016.
Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at June 30, 2016, the time-charter swap had a fair value of $1.3 million which was recognized as an unrealized gain in the three and six months ended June 30, 2016.
In addition to interest rate swaps and time-charter swap, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $0.9 million as at June 30, 2016 and we recognized unrealized losses of $2.1 million and $4.2 million in the three and six months ended June 30, 2016, respectively, compared to unrealized gains of $0.9 million and $0.8 million in the three and six months ended June 30, 2015, respectively. Please refer to Item 1 – Financial Statements: Note 8 – Derivative Instruments.
Other expense. Other expense was $1.9 million and $4.6 million for the three and six months ended June 30, 2016, respectively, compared to other expense of $0.5 million and $0.5 million, respectively, for the same periods in the prior year. The increase in other expense for the three and six months ended June 30, 2016 is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet and additional expenses incurred related to the STS transfer business acquired in the third quarter of 2015.
Net Income. As a result of the foregoing factors, we generated net income of $22.5 million and $61.5 million for the three and six months ended June 30, 2016, respectively, compared to net income of $45.2 million and $85.1 million, respectively, for the same periods in the prior year.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at June 30, 2016, our total consolidated cash and cash equivalents was $58.0 million, compared to $96.4 million at December 31, 2015. Our cash balance as at June 30, 2016 decreased primarily as a result of a net reduction in our long-term debt in conjunction with the refinancing of our long-term debt facilities (described below) and dividends paid which were partially offset by distributions we received from our equity accounted investments.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $93.0 million as at June 30, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares. Commencing with the dividend paid in the first quarter of 2016, we adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, asset impairment and debt issuance costs which were written off in connection with the refinancing of our debt facilities in the first quarter of 2016.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our continuous offering program. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017. As of June 30, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $795.5 million, of which $334.1 million relates to the revolving credit facility and $461.4 million relates to the term loan.

Our revolving credit facilities and term loans are described in note 7 to our interim unaudited consolidated financial statements included in Item 1 - Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2016, we were in compliance with all covenants relating to our revolving credit facilities and term loans. Teekay has also advised us that they are in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2016	June 30, 2015
(in thousands of U.S. dollars)	$	$
Net cash flow provided by operating activities	103,593	90,913
Net cash flow (used for) provided by financing activities	(155,555)	57,970
Net cash flow provided by (used for) investing activities	13,563	(228,598)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $12.7 million for the six months ended June 30, 2016 compared to the same period in 2015. This increase was primarily due to the following:

•
a net increase of $12.5 million in operating earnings, primarily as a result of an increase in our fleet size (due to the acquisition of 12 modern Suezmax tankers, four LR2 product tankers and one Aframax tanker) and increases due to the operating earnings of the STS transfer business acquired on July 31, 2015; and

•	a $1.2 million decrease in operating cash outflows relating to lower dry-docking costs incurred in the six months ended June 30, 2016, compared to the same period in 2015;

partially offset by:

•	a $1.0 million decrease in operating cash flows due to timing of the settlement of operating assets and liabilities.

Financing Cash Flows
Net cash flow used for financing activities in the six months ended June 30, 2016 increased by $213.5 million compared to the same period in 2015 primarily as a result of the following:

•	a net increase in cash outflows of $140.4 million due to the refinancing of our long-term debt facilities in addition to repayments on our current term loans and revolving credit facilities;

•
a decrease of $50.9 million in cash inflows related to the 2015 issuances of shares under our continuous offering program (or COP) we launched in June 2015 and including an additional 3.0 million shares of Class A common stock which were issued in January 2015; and

•
an increase in cash outflows of $25.9 million due to additional cash dividends paid during the three months ended June 30, 2016, as a result of the change in our dividend policy and the increase in the number of our shares of outstanding Class A and B common stock from issuances of our shares in 2015;

partially offset by:

•	a net decrease of $3.7 million in cash outflows related to the financing activities from the Entities under Common Control.

Investing Cash Flows
Net cash flow provided by investing activities in the six months ended June 30, 2016 increased by $242.2 million compared to the same period in 2015 primarily due to the following:

•
a net decrease of $224.4 million in cash outflows related to the acquisition of 12 modern Suezmax tankers in the third quarter of 2015 and four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures;

•	an increase of $15.2 million in cash inflows related to the return of capital from our investment in TTOL; and

•	an increase of $2.5 million in cash inflows related to the repayment of a loan to us from our High-Q joint venture.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2016:

		Remainder of					Beyond
(in millions of U.S. dollars)	Total	2016	2017	2018	2019	2020	2021
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	546.0	83.2	128.4	111.8	110.0	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)	508.7	—	77.6	65.5	—	—	365.6
Chartered-in vessels (operating leases) (2)	70.0	21.0	22.2	8.8	8.3	8.3	1.4
Total	1,124.7	104.2	228.2	186.1	118.3	118.3	369.6

(1)
Excludes expected interest payments of $11.5 million (remaining in 2016), $20.1 million (2017), $16.4 million (2018), $13.4 million (2019), $10.7 million (2020) and $4.7 million (beyond 2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of June 30, 2016. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $21.0 million (remaining in 2016), $34.0 million (2017), $17.2 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2021).

Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2016.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2016 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in spot tanker rates;

•	the expected delivery dates for in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices, production and refinery capacity;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•	the expected range of our quarterly adjusted net income to be paid as quarterly dividends;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the impact of the SPT acquisition on us and our results of operations, including on the Company's fee-based revenue and fleet utilization;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments;

•	our expectations regarding uncertain tax positions; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the outcome of legal action involving STX; increased costs; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at June 30, 2016, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2016, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder
	of							Fair Value
	2016	2017	2018	2019	2020	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	83.2	206.0	177.3	110.0	110.0	368.2	1,054.7	1,031.2	2.3%

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	200.0	—	—	—	—	—	200.0	0.9	2.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	200.0	—	200.0	2.8	1.5%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	150.0	150.0	4.2	1.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	50.0	50.0	0.5	1.2%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce our exposure, we have entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, based on the present value of our projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at June 30, 2016, the fair value of the time-charter swap agreement was positive $1.3 million.

Equity Price Risk
We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10.0 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), we may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.
JUNE 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
None.
Item 5 – Other Information
Our 2016 Annual Meeting of Shareholders was held on June 8, 2016. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms of Expiring 2017	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	160,526,397	35,078,229	N/A	N/A
Bjorn Moller	160,402,818	35,201,808	N/A	N/A
Richard T. du Moulin	183,164,898	12,439,728	N/A	N/A
Richard J. F. Bronks	182,801,819	12,802,807	N/A	N/A
William Lawes	180,663,425	14,941,201	N/A	N/A
Peter Evensen	159,081,277	36,523,349	N/A	N/A
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	August 25, 2016	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)